May 19, 2014

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Edge Therapeutics, Inc.
Confidential Draft Registration Statement on Form S-1 filed March 21, 2014 (File No. 377-00526)

Dear Mr. Riedler:

On behalf of Edge Therapeutics, Inc. (the “Company”), set forth below is the Company’s response to the comment letter provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to the Company dated April 17, 2014, regarding the Company’s Confidential Draft Registration Statement on Form S-1 (File No. 377-00526) (the “Draft Registration Statement”) and the prospectus included therein.

We describe below the changes that we have made in response to the Staff’s comments in the Amendment Number 1 to the Draft Registration Statement on Form S-1 (the “Amendment”) that the Company confidentially submitted on May 19, 2014. For your convenience, the Staff’s comments are numbered and presented in bold-faced type below, and each comment is followed by the Company’s proposed response. The Company will also provide the Staff courtesy copies of the Amendment as-filed and marked to reflect the changes from the Draft Registration Statement. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amendment.

General

1.	Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response:

The Company respectfully acknowledges the Staff’s comment and has submitted each exhibit that is currently available to the Company and that is required to be filed pursuant to Item 601(a) of Regulation S-K. The Company intends to submit and/or file all remaining exhibits sufficiently in advance of effectiveness of a Registration Statement on Form S-1 to provide the Staff time to review such exhibits and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such exhibits.

May 19, 2014

2.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company submits that it does not currently intend to use graphic, visual or photographic information in the printed prospectus beyond the graphics included in the Amendment. In the event the Company subsequently determines to use additional graphic, visual or photographic information in the printed prospectus, the Company will supplementally provide the Staff copies of any such additional materials as promptly as practicable.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that as of the date hereof no research reports have been distributed by any broker or dealer participating in the offering. The Company has provided the Staff a copy of the written communications presented to potential investors in reliance on Section 5(d) of the Securities Act and will supplementally provide the Staff with any copies of any such materials as promptly as practicable in the event that any additional written communications are presented to potential investors or any research reports are published or distributed by any broker or dealer participating in the offering.

Prospectus Summary, page 1

4.	Please define the term “pancreatic trypsin inhibitor” the first time it is used and briefly explain how it functions to prevent recurrent bleeding on the surface of the brain.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 1 to define the term “pancreatic trypsin inhibitor” and briefly explain how it functions to prevent recurrent bleeding.

Our Product Candidates, page 2

5.	We refer you to the pipeline chart included on page 2. Given the considerable uncertainty inherent in the clinical development process, you should delete the reference to a “TBD” candidate in the chart, especially considering that you have not yet selected an active pharmaceutical ingredient for this candidate. Please also revise the chart as it appears on page 63.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 2 and 66 to remove the reference to the “TBD” candidate.

May 19, 2014

Our Team, page 3

6.	Please reconcile the list of your CEO’s past employers with the list that appears in his biography on page 88.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 92 to reconcile the CEO’s list of past employers with the list on page 4.

Risks Associated with Our Business, pages 4-5

7.	The risks disclosed in your prospectus summary should present the most material risks to investors and should be reasonably specific. In this regard, the risks described in several bullet points appear to be boilerplate. Please provide more details, including but not limited to your total accumulated deficit in bullet point 2, the specific third parties and contracts on which you are dependent in bullet point 9, and the specific employees you consider key employees in bullet point 10.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 4-5 to provide more detail regarding the material risks to investors in the Company.

Risk Factors

“If we are unable to protect our intellectual property rights...,” page 29

8.	Please revise this risk factor to include a brief discussion of your most material patents, the product candidates or technology to which they relate, the jurisdictions in which they were granted, and the expected expiration date of the patent protection. Additionally, if the patents are subject to a license agreement that may be terminated resulting in the loss of patent protection, please so disclose.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 29 to include a more detailed discussion of its most material patents, including the product candidates to which they relate, the jurisdictions in which they were granted and the expected expiration date of the patent protection.

May 19, 2014

Use of Proceeds, page 41

9.	Please provide disclosure as to the approximate amount of proceeds that you expect to devote to each of the NEWTON trial and the planned Phase 3 trial for EG-1962 separately. Additionally, please disclose your best estimate of what the application of these proceeds will allow you to accomplish as to each trial.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 41 to provide an estimate of what the proceeds will allow the Company to accomplish and to provide the amount of proceeds that the Company intends to devote to the NEWTON trial and its Phase 3 trial for EG-1962 separately.

Critical Accounting Policies and Significant Judgments and Estimates

Fair Value of Common Stock, page 54

10.	We may have comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance since October 11, 2013 through the date of effectiveness.

Response:

The Company respectfully acknowledges the Staff’s comment and will provide a quantitative and qualitative analysis of the difference when an estimated offering price is disclosed to the Staff.

Management’s Discussion and Analysis

Operating Capital Requirements, page 61

11.	We note your estimation that current cash and estimated proceeds from this offering will be sufficient to meet cash requirement through the completion of a single Phase 3 trial for EG-1962. Please additionally provide a related estimation of the time frame through which these funds will last.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 61 to provide an estimate of how long the estimated proceeds from the offering will last.

Business

Clinical Results, page 69

12.	We note your discussion of the clinical findings from the Heinrich Heine University Medical Center trial. Please clarify who sponsored and conducted this trial, how it was funded, and its primary purpose. Please further clarify the significance of the “Individual Therapeutic Approaches,” or ITAs, used as part of this trial, and describe how this approach differs, if at all, from a standard clinical trial.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 69-70 to clarify who sponsored and conducted the trial, how it was funded, its primary purpose and the difference between “ITAs” and standard clinical trials.

May 19, 2014

13.	Please clarify what you mean by the term “meta-data analysis” on page 67. Please further disclose what other clinical trial you refer to on this page in which 403 patients were treated with the current standard of care, and provide specific disclosure as to how you measured significance in your conclusion that EG-1962 had “significantly better outcomes” than the patients in that trial.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 69-70 to clarify the analysis performed on the referenced data. The Company has also revised its disclosure to provide additional detail on the clinical trial underlying the data and to add how significance was measured in reaching its conclusion.

Planned Clinical Development, page 73

14.	We note your disclosure in this section of the reasons you believe the FDA may support your proposal to conduct a single pivotal Phase 3 trial pending positive results from the NEWTON trial. In support of the belief, you discuss prior findings of safety and efficacy for oral nimodipine and the deficiencies of the current standard of care. You should qualify this discussion by reference to intravenous treatment with nimodipine, and disclose that the FDA issued an alert in 2006 warning that nimodipine, when administered intravenously, can lead to serious adverse events, including death. To the extent material, please discuss the dangers specific to intravenous administration, as opposed to the U.S. approved oral administration, and clarify whether such dangers pose a risk to perceived or actual safety of EG-1962.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 73 to reference the FDA alert in 2006. The Company supplementally informs the Staff that since such alert related to the administration of oral nimodipine capsules intravenously in contravention of the FDA-approved method of administration and EG-1962 is being developed to be administered through an intraventricular catheter, it does not believe that the dangers articulated in the 2006 FDA alert are material risks related to the administration of EG-1962.

Regulatory Pathway, page 70

15.	We note your disclosure on this page that based on a meeting with the FDA, EG-1962 qualifies for the Section 505(b)(2) pathway. Please disclose all material details of this meeting with the FDA here, including the purpose of the meeting and its results. Please also clarify in disclosure here and on page 62 that although you may pursue this pathway, approval pursuant to 505(b)(2) was not guaranteed by the FDA at the meeting.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 73 to add additional details regarding its meeting with the FDA and to clarify there and on page 65 that approval of EG-1962 pursuant to 505(b)(2) was not guaranteed by the FDA at this meeting.

May 19, 2014

EG-1962 for tSAH, page 74

16.	Please identify the published research to which you refer indicating that nimodipine might improve outcomes after traumatic brain injury (TBI), and additionally disclose whether such research was peer-reviewed. You need not provide full citations.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 74 to identify the published research to which the disclosure on nimodipine use after TBI referenced.

17.	To the extent they are different from the research referenced in the above comment, please provide more details on the studies referenced on page 71 in TBI patients, including who sponsored and conducted the studies, the size of the tSAH subgroup, and the meaning of “a significant increase” regarding favorable outcomes in that subgroup.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 74 to provide additional detail on the referenced studies, including the sponsor, the size of the trial and the meaning of “significant increase” regarding favorable outcomes for TBI patients treated with nimodipine.

Our Precisa Development Platform, page 77

18.	Please revise your disclosure to expand this section. Specifically, please explain in greater detail how Precisa allows you to create polymer-based therapeutics capable of delivering therapeutics to the site of injury. Please further clarify how you “program” Precisa with a specific blend of polymers in order to obtain a specific release profile. In your expanded disclosure, please avoid overly-complex scientific terminology that could be confusing to a reasonable investor.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure starting on page 76 to provide greater detail regarding the Precisa development platform, including how the Company “programs” Precisa and how Precisa enables the Company to develop therapeutics that target the site of injury.

19.	We note your reference to Precisa as a “proprietary” platform. Please clarify in disclosure how the platform is proprietary. In this regard, it does not appear that you have patent protection for the Precisa platform generally, and the foundation (PLGA) is a polymer that has been in use since the 1970s.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 76 to clarify how the Precisa development platform is “proprietary.”

May 19, 2014

License Agreement with Evonik, page 79

20.	We note your disclosure on page 75 that patent applications relating to this agreement cover “a process for producing a substantially pure polymorphic form of a bioactive agent encapsulated in microparticles” and “a semisolid delivery system containing microparticles comprising a substantially pure crystalline form of a polymorphic bioactive agent.” Please clarify how these patent applications relate to your Precisa platform, if at all. Please be sure to address what sort of protection the patents, if issued, would provide for EG-1962 and/or EG-1964 (e.g., composition of matter, method of use, etc.).

Response:

The Company respectfully acknowledges the Staff’s Comment and has revised its disclosure on page 79 to clarify how the reference patent applications relate to the Precisa platform and the types of protections the patents, if issued, would provide.

European Union Drug Review Approval, page 91

21.	Please include a description of how the abbreviated pathway to approval referenced on page 70 functions in the European Union.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 91 to describe how the abbreviated pathway to approval in the European Union functions.

Employment Agreements, pages 100-102

22.	Please briefly disclose the manner and methodology pursuant to which bonuses may be awarded to your named executive officers under their employment agreements.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 100 to include the manner and methodology pursuant to which the Company’s named executive officers may be awarded bonuses.

May 19, 2014

Shares Eligible for Future Sale

Lock-up Agreements, page 120

23.	Please file the form of lock-up agreement as an exhibit to your registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and will file the form of lock-up agreement as an exhibit to the registration statement when available.

* * * * * * *

May 19, 2014

If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 698-3616.

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal

Cc:	Austin Stephenson
Daniel Greenspan

Brian A. Leuthner
Edge Therapeutics, Inc.

Mitchell S. Bloom
Arthur R. McGivern
Goodwin Procter LLP